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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $2,387,354,550	Amount of filing fee** $255,446.94
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $75.00 per share, net to the seller in cash. As of December 31, 2005 there were 71,436,455 shares of common stock outstanding, of which 39,605,061 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 31,831,394 shares.
**the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$255,446.94
Form or Registration No.:	Schedule TO-T
Filing Party:	Lafarge S.A.
Date Filed:	February 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☒           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

     This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $75.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (“the Offer to Purchase”) and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).
Item 4. Terms of the Transaction.
     The following is inserted after the last paragraph under the “SUMMARY TERM SHEET” on page 2 of the Offer to Purchase:
“•	Parent and Purchaser both believe that the tender offer and the subsequent “short-form merger” are fair to the shareholders of the Company who are unaffiliated with Parent and Purchaser.
•	Parent and Purchaser believe that the price being offered in the tender offer and that unaffiliated shareholders will receive in the merger is fair based on a number of factors, including: that this price represents a premium over historical trading levels of the Company’s common stock; that the Company’s common stock was trading at close to an all time high at the time the tender offer was announced; the analyses contained in the presentation provided by JPMorgan and BNP Paribas; that the tender offer will provide an opportunity for the unaffiliated shareholders of the Company to sell their shares of Company common stock without incurring typical transaction costs; that the consideration in the tender offer and the merger is entirely cash; and that the tender offer and the merger will provide additional liquidity to the unaffiliated shareholders of the Company.

•	Parent and Purchaser also believe that the corporate process by which the tender offer and the merger are being pursued is fair to the unaffiliated shareholders based on a number of factors, including: that the minimum tender condition is not waivable and amounts to a “public referendum” on the offer; that each unaffiliated shareholder will be able to decide voluntarily whether or not to tender and all shareholders that do not tender will receive the same consideration in the merger (if the merger is completed) as in the tender offer;

and that the special committee of the board of directors of the Company has retained financial and legal advisors to assist it in reviewing and making a recommendation with respect to the tender offer.
     See “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.””
     The following is inserted under “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” as the first full question on page 6 of the Offer to Purchase:
“Do you think that the offer and the merger are fair to the shareholders of the Company that are not affiliated with Parent and Purchaser?
     Yes. Parent and Purchaser believe that the tender offer and the subsequent “short-form merger” are fair to the shareholders of the Company that are not affiliated with Parent and Purchaser.
     Parent and Purchaser believe that the price being offered in the tender offer and that unaffiliated shareholders will receive in the merger is fair based on a number of factors, including: that this price represents a premium over historical trading levels of the Company’s common stock; that the Company’s common stock was trading at close to an all time high at the time the tender offer was announced; the analyses contained in the presentation provided by JPMorgan and BNP Paribas; that the tender offer will provide the unaffiliated shareholders of the Company an opportunity to sell their shares of Company common stock without incurring typical transaction costs; that the consideration in the tender offer and the merger is entirely cash; and that the tender offer and the merger will provide additional liquidity to the unaffiliated shareholders of the Company.
     Parent and Purchaser also believe that the corporate process by which the tender offer and the merger are being pursued is fair to the unaffiliated shareholders based on a number of factors, including: that the minimum tender condition is not waivable and amounts to a “public referendum” on the Offer; that each unaffiliated shareholder will be able to decide voluntarily whether or not to tender and all shareholders that do not tender will receive the same consideration in the merger (if the merger is completed) as in the tender offer; and that the special committee of the board of directors of the Company has retained financial and legal advisors to assist it in reviewing and making a recommendation with respect to the tender offer.
     See “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.””
     The following is deleted from the penultimate paragraph of the “INTRODUCTION” on page 9 of the Offer to Purchase: “[n]either Parent nor Purchaser takes any responsibility for the accuracy of such information.”
     The first sentence of the fourth paragraph under “THE OFFER—Section 1. Terms of the Offer” on page 32 of the Offer to Purchase is amended and restated as follows:
     “If Purchaser is delayed in accepting for payment the Common Shares then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Common Shares on behalf of Purchaser, and such Common Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under “THE OFFER — Section 4. Withdrawal Rights.”
     The heading of Section 5 of “THE OFFER” is revised to read “THE OFFER— Section 5. Material United States Federal Income Tax Consequences of the Offer.”
     The first paragraph under “THE OFFER— Section 5. Certain United States Federal Income Tax Consequences of the Offer” on page 38 of the Offer to Purchase is amended and restated as follows:

     The following is a summary of the material United States federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Common Shares whose Common Shares are tendered and accepted for payment pursuant to the Offer or whose Common Shares are converted into the right to receive cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to holders of Common Shares, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by Holders. The discussion below is addressed to Holders that hold the Common Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). It does not apply to Common Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Common Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations and dealers in securities) that may be subject to special rules. Furthermore, this discussion does not address the United States federal income tax consequences to a Holder that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.
     This discussion is based on the provisions of the Code, existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect).”
     The last sentence of the first paragraph under “THE OFFER— Section 7. Certain Information Concerning the Company” on page 40 of the Offer to Purchase, which previously read “[n]either Parent, Purchaser nor the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information,” is deleted.
     The second, third, fourth, fifth and twelfth bullet points under “THE OFFER— Section 11. Conditions to the Offer” beginning on page 48 of the Offer to Purchase are amended and restated as follows:
The second bullet point of “THE OFFER— Section 11. Conditions to the Offer” on page 48 of the Offer to Purchase is amended by deleting the words “or is threatened” and replacing the words “might reasonably be expected” with the words “is reasonably expected.”
The third bullet point of “THE OFFER— Section 11. Conditions to the Offer” on page 48 of the Offer to Purchase is amended by deleting the words “threatened or” in the first line, deleting the words “directly or indirectly” in clause (i), replacing the words “might reasonably be expected” both times it is used in clause (vi) by the words “is reasonably expected” and replacing the word “unacceptable” in the last line by the words “materially burdensome.”
The fourth bullet point under “THE OFFER— Section 11. Conditions to the Offer” on pages 48-49 of the Offer to Purchase is amended by deleting the words “directly or indirectly” in clause (i), replacing the words “might be reasonably expected” in clause (vi) by the words “is reasonably expected” and replacing the word “unacceptable” in the penultimate line by the words “materially burdensome.”
The fifth bullet point under “THE OFFER– Section 11. Conditions to the Offer” on page 50 of the Offer to Purchase is amended by deleting the words “, directly or indirectly,”.
The twelfth bullet point under “THE OFFER— Section 11. Conditions to the Offer” on page 50 of the Offer to Purchase is amended by deleting the words “in the sole judgment of Parent” in the seventh line.
Page 3 and 4 of the Letter of Transmittal are amended and restated as follows:

The last sentence of the first paragraph on page 3 of the Letter of Transmittal is amended by deleting the words “The undersigned understands that.”
The words “undersigned understand that the” are deleted from the first sentence of the third full paragraph on page 4 of the Letter of Transmittal.
The words “The undersigned recognizes that” are deleted from the last sentence of the third full paragraph on page 4 of the Letter of Transmittal and “under” is capitalized in the same sentence.
The words “The undersigned recognizes that” and “undersigned further recognizes that the” are deleted from the next to last and the last sentences, respectively, of the fourth full paragraph on page 4 of the Letter of Transmittal.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 5 is amended and supplemented by inserting the following additional headings:
(a) “THE OFFER—Section 8. Certain Information Concerning Purchaser and Parent.”
(b) “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” and “SPECIAL FACTORS—Section 10. Related Party Transactions; Certain Transactions Between Parent and Company.”
Item 10. Financial Statements.
     The sentence reading “The Company historically has not reported a ratio of earnings to fixed charges” on page 42 of the Offer to Purchase is deleted and replaced with the following:
“The Company has not publicly disclosed information as to its ratio of earnings to fixed charges. Based upon publicly available information Parent has calculated the ratio of earnings to fixed charges as 8.6:1 for 2005 and 6.6:1 for 2004.”
Item 11. Additional Information.
     Section a (6) in Item 11 is deleted.
     The following paragraphs are inserted after the last paragraph under “THE OFFER— Section 13. Certain Legal Matters; Regulatory Approvals — Shareholder Litigation” on page 54 of the Offer to Purchase:
     Three additional complaints were filed by shareholders in the Circuit Court for Baltimore City, Maryland, styled as follows: Leocadia Prawdzik v. Marshall Cohen, et al. (C.A. No. 24-C-06-001951); Frank Janesch v. Marshall A. Cohen, et al., (C.A. No. 24-C-06-002292); Sheldon and Esther Schwartz v. Lafarge North America Inc., et al. (C.A. No. 24-C-002305). One Baltimore City complaint, styled Samuel Mayer v. LaFarge North America Inc., et al. (C.A. No. 24-C-06-001495), was voluntarily dismissed. In addition, one complaint was filed in the Circuit Court for Fairfax County, Virginia, styled Alaska Electrical Pension Fund v. Lafarge, S.A. (C.A. No. CL 2006 2118). Finally, a consolidated First Amended Complaint was filed in the Rich and Kahn cases in Montgomery County, as was a consolidated First Amended Complaint in the City of Philadelphia, Local 66 Trust Funds and Amron cases in Baltimore City.
     The new and amended complaints, which generally repeat allegations asserted in the prior pending cases, allege (1) breaches of fiduciary duty by the Parent, the Company and the members of the Company board in connection with the Offer and Merger; (2) that the consideration the Parent is offering is inadequate; (3) that the Parent is acting to further its own interests at the expense of the Company’s minority shareholders; (4) that the Special Committee lacks sufficient independence to protect the Company’s minority shareholders; and (5) that the Offer is materially misleading.
     The complaints generally allege that the consideration the Parent is offering is inadequate because (1) the Parent dominates and controls the Company, and is in possession of private corporate information about the Company’s assets, businesses and future prospects; (2) $75 is only a 6.4% premium over the highest trading price the Company’s common stock reached in the 52 weeks up to February 3, 2006; (3) prior to February 3, 2006, the Company’s trading price for its common shares had been close to its level of book value and cash per share; (4) it does not adequately take into account the significant value of the Company’s technologies and/or patents; (5) it does not adequately reflect the expected growth in the Company’s profitability, in light of its continued growth in sales and profits; (6) because on February 16, 2006, the Company informed Parent that it was expecting to exceed its 2006 Budget numbers which had just recently been formulated and which had been very positive, and that projections used by Parent for the Company in formulating the Offer were based on a discount to the original 2006 Budget numbers sent to Parent by the Company; (7) the recent projections by various securities analysts following the Company based on the Company’s own publicly announced financials and projections, as well as industry-wide projections and statements by the Company’s competitors, are far more optimistic about the Company’s and the North American marketplace’s future prospects than those used by Parent’s financial advisors in formulating the Offer; (8) in October, 2005, just one month prior to engaging its financial advisors, Parent announced that it would have trouble meeting its full-year profit target as a result of a decline in North American demand, which announcement allegedly sent the Company’s stock price lower by 9.2%, as compared to the Bloomberg Europe index, which was flat, and Bloomberg US index, which fell 2.1%. The Company’s stock price eventually recovered, in line with the US index, but from a lower base; (9) the analyses by the Parent’s financial advisors are flawed because they rely on comparisons of the Company to European rather than North American companies; (10) the emphasis by Parent’s financial advisors on the fact that the Company had lower total shareholder returns than other U.S. building material companies, among other comparables, is flawed in that it ignores that, unlike most other U.S. building companies, the Company is a majority-controlled company which explains such lower comparables; and (11) the analyses by the Parent’s financial advisors of the premiums paid in precedent transactions by controlling shareholders are incomplete, and, thus of limited utility, because, while they purport to show implied multiples, they do not show transaction multiples for precedent transactions, nor do they contain multiples, there is not enough detail provided to verify the summary results, nor do they provide transaction multiples for precedent industry transactions.
     The Complaints allege the Offer is materially misleading because, among other things, they assert that:(1) the Offer omits the Company’s current financial projections and instead reports the reliance by JPMorgan and BNP Paribas on highly questionable financial projections; (2) JPMorgan and BNP Paribas did not prepare an independent set of financial projections for the Company, but instead relied upon the Company’s 2006 Budget numbers, the Parent’s 2006 financial projections for the Company, and the Parent’s pessimistic financial projections for the Company based on a “sensitivity analysis” which assumes a severe erosion of conditions in the North American market; (3) when compared to those of various analysts whose estimates concerning the Company were recently published, the projections employed by JPMorgan and BNP Paribas are the lowest; (4) the Company’s 2006 Budget numbers relied upon by JPMorgan and BNP Paribas were stale by the time the Offer was made, and the Parent’s 2006 projections less credible, because on February 16 the Company advised the Parent that its financial performance in 2006 would likely exceed the numbers in the 2006 budget; (5) continuing favorable conditions in North America, including higher prices and strong demand, are expected to generate earnings growth for the Company and its competitors, including Vulcan and Florida Rock, making highly suspect the “sensitivity analysis” prepared by Parent relative to its 2007 projections for the Company, which assumes an erosion of conditions in the North American marketplace; (6) the valuations in the Offer misleadingly fail to disclose the Company’s recently improved financial results, as in the Company’s announced Fourth Quarter and year-end 2005 financial results, which reported a 14% increase in net sales and a 27% increase in operating income from the same quarter of the prior year, with full-year sales up 15% and operating income up 18%; (7) the analyses by JPMorgan and BNP Paribas are also misleading, and flawed, because they rely on comparisons of the Company to European rather than North American companies and, at least according to some analysts, the Company has exposure to markets more similar to other U.S. and North American and not European peers. Furthermore, a comparison of the daily stock price returns for the Company to (a) the Bloomberg Europe Building Materials Index and (b) the Bloomberg U.S. Building Materials Index indicates a much stronger correlation with the Company’s North American competitors. Using an EV/EBITDA multiple of 8X (a U.S. industry multiple) results in an implied value for the Company’s common stock in the $90 per share range; (8) the Offer is misleading because Parent and Purchaser fail to disclose the positive aspects of the Company’s geographic presence such as the facts that (i) the Company’s presence in Western Canada, where oil prices have triggered a surge in construction markets, is a positive; (ii) a major aggregate operation on Texada Island, B.C. shipping aggregate into the California market addresses a growth market; (iii) the Company has a strong presence in the Chicago market, which is a good market with significant upside potential and (iv) the Company’s primary presence in the interior of North America is actually a significant plus-factor in that the interior market is protected from imports; (9) the Offer fails to disclose the true reasons for the Company’s historically depressed multiples, namely, that by virtue of the fact that Parent controls in excess of 50% of the Company’s shares, no other third party buyer would be interested, nor able, to make a bid for control of the Company; (10) the Offer omits key information regarding precedent going-private transactions analysis. The Offer describes an analysis done by JPMorgan and BNP Paribas of the premiums paid in purported precedent going-private transactions by controlling shareholders, but there is no disclosure as to which specific transactions they considered, and no details on these transactions, such as who the targets were, or the multiples to sales, EBITDA, or earnings at which the transactions were priced, are provided. Further, a review of Mergerstat data on “going-private” transactions allegedly performed by consultants to shareholder plaintiffs shows that from 1999-2005, the median premium price ultimately paid above the 1-week prior trading price was 35%. A 35% premium over the Company’s 1-week price of $64.00 indicates a fair premium value in excess of $86.00 per share; (11) the Offer omits any precedent industry transactions analysis, and a recent analysis allegedly prepared by consultants to shareholder plaintiffs demonstrates that the median EV/EBIT and EV/EBITDA multiples paid for transactions announced between 2/1/00-2/1/06, were 12.1x and 8.8x, respectively.

Applying these multiples to the Company’s 2005 EBIT and EBITDA results in an implied value of $86.00-$90.00 per share; (12) the Offer is not credible because it states Parent and Purchaser “believe that the Offer Price to be received by the unaffiliated shareholders of the Company pursuant to the Offer and the Merger is fair to such unaffiliated shareholders” notwithstanding that the “Offer Price” is $75 per share and the Company’s stock currently trades at about $83 per share; (13) JPMorgan and BNP Paribas have not taken any position on the fairness of the price and have not provided any fairness opinion stating that they actually believe that $75 per share is a fair price to the Company’s minority shareholders; (14) the Offer omits material information with respect to the fees to be paid to JPMorgan and BNP Paribas for their work in connection with the Tender Offer. In addition to acting as the financial advisor to Parent and providing it with valuations used in the Offer JPMorgan and BNP Paribas have also entered into credit agreements with Parent. These agreements contemplate that JPMorgan and BNP Paribas will provide financing to complete the Offer and Merger for which they will be handsomely paid. There is no disclosure regarding the additional compensation JPMorgan and BNP Paribas will receive for financing the Offer and Merger; (15) the Offer fails to include much of the data used in the financial evaluations prepared by Parent, JPMorgan and BNP Paribas for which Parent claims that $75 per share is fair; (16) the Offer fails to present any discounted cash flow analysis for the Company, even though such an analysis is a standard measure used by valuation professionals to determine a present value of a company’s projections for future growth.
Item 12.        Exhibits.
     The footnote to the Exhibits in Item 12 and in the Exhibit Index, marked with ‡‡ is amended to read:
“Previously filed with the SEC by the Company as an exhibit to Form 10-K on March 15, 2004.”
Items 13.        Information Required by Schedule 13E-3.

Item 2. Subject Company Information.

Item 2 is amended and supplemented by inserting the following additional headings:
(e) “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares.”
(f) “THE OFFER—Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 5 is amended and supplemented by inserting the following additional headings:
(c) “SPECIAL FACTORS—Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” and “THE OFFER—Section 8. Certain Information Concerning Purchaser and Parent.”
Item 7. Purposes, Alternatives, Reasons and Effects.
     The first paragraph following the four bullet points in “SPECIAL FACTORS— Section 1. Background” on page 10 of the Offer to Purchase is amended and restated as follows:
“In each of the forgoing instances, Parent engaged in discussions with representatives of JPMorgan, financial advisor to Parent, and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), legal counsel to Parent, and determined not to pursue any such strategic alternative. In each case, Parent decided not to pursue an acquisition of the minority shares of the Company because Parent was at such time pursuing other strategic alternatives, such as the worldwide integration of the operations acquired pursuant to Parent’s £3.1 billion acquisition of Blue Circle Industries plc or other strategic acquisitions or investments outside of North America, and did not believe that an acquisition of the minority shares was appropriate at that point.”
     The second paragraph following the four bullet points in “SPECIAL FACTORS— Section 1. Background” on page 10 of the Offer to Purchase is amended and restated as follows:
“In November 2005, Parent again began to consider a possible tender offer for all of the Common Shares and Exchangeable Preference Shares not currently held by it. In connection with such consideration, management began to believe that the acquisition of the minority shares of the Company might be appropriate at the present time. Parent had completed the worldwide integration of the operations of Blue Circle Industries plc and a number of other strategic transactions outside of North America. In addition, management believed that current economic conditions, including low interest rates, a favorable Euro-Dollar exchange rate and a robust U.S. construction market, made the acquisition of the minority shares of the Company more attractive than when management had previously considered such an acquisition. Following further consideration of these factors and discussions with JPMorgan and Cleary Gottlieb, in November 2005, management of Parent formed a small work team consisting of Parent’s chief financial officer, general counsel, director of finance and director of strategy. The purpose of the work team was to evaluate the Company’s strategic and financial position, to further explore the possibility of acquiring all of the Common Shares and Exchangeable Preference Shares not already owned by Parent and to determine whether a presentation should be made to the Parent’s board of directors with respect to a possible transaction.”
     The fourth full paragraph under “SPECIAL FACTORS— Section 1. Background” on page 11 of the Offer to Purchase is amended and restated as follows:
“On February 5, 2006, a meeting of Parent’s board of directors was convened in Paris to discuss a potential tender offer for the publicly held Common Shares and Exchangeable Preference Shares. JPMorgan and BNP Paribas provided a presentation that the Board discussed at the meeting, which is described in the Offer to Purchase under “SPECIAL FACTORS—Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors.” That presentation contained various financial analyses at a range of potential offer prices. Following discussions and questions by the board members to Parent’s management and Parent’s financial advisors and the recommendation of Parent’s management, Parent’s board authorized Parent’s management to proceed with a tender offer for the Common Shares and the Exchangeable Preference Shares not held by Parent and its subsidiaries at a cash price of $75.00 per share.”
     The fourth and fifth paragraphs under “SPECIAL FACTORS— Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger” on page 15 of the Offer to Purchase are amended and restated as follows:
“Parent also expects that completing the acquisition of the Company’s minority interests will significantly increase the contribution of North America to the Lafarge Group’s net earnings, as robust market conditions in the North American market are forecast to continue in the near and mid-term. The acquisition is expected to be immediately accretive and to improve Parent’s earning per share by approximately 6-7% in 2006. Parent expects this accretion to be realized through approximately €20 million of identified after-tax savings, resulting primarily from reductions in administrative expenses and financing costs. Parent also expects that the acquisition will permit Parent to optimize the use of its free cash flow as well as its balance sheet structure.
     Parent also considers this a particularly attractive time to seek to consolidate its ownership of the Company. In deciding to pursue the Offer and Merger at this time, Parent considered current economic conditions, including low interest rates, a favorable Euro-Dollar exchange rate and a robust U.S. construction market. Parent also considered the current trading price of the Common Shares in relation to historical trading levels. Given the recent run up, prior to the announcement of Parent’s intention to launch the Offer, in the price per Common Share and that the Common Shares were trading near their all time high, Parent believed that this was an optimal time to acquire the publicly-held shares because Parent could offer a premium in line with typical minority buyback transactions and at the same time offer all shareholders an opportunity to receive a premium on their Common Shares.”
     The paragraph preceding the three bullet points under “SPECIAL FACTORS— Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger” on page 15 of the Offer to Purchase is amended and restated as follows:
“Having come to a determination to pursue the acquisition of the Common Shares and Exchangeable Preference Shares, Parent considered whether to pursue the acquisition through a merger pursuant to a negotiated agreement with a special committee of independent directors of the Company or through a cash tender offer followed by a “short-form” merger. In choosing to proceed with a cash tender offer as opposed to a negotiated merger agreement, Parent considered, among other things, the following:”
     The following is inserted immediately preceding the first full paragraph under “THE OFFER—Section 6. Effects of the Offer and the Merger” on page 28 of the Offer to Purchase:

“If following the Offer, Parent and Purchaser hold at least 90% of the issued and outstanding Common Shares and Exchangeable Preference Shares, taken together as a single class, Parent intends to cause the Merger between Purchaser and the Company, unless it is not lawful to do so. Upon the occurrence of the Merger, unaffiliated shareholders of the Company that did not tender their Common Shares in the Offer will be required to surrender their Common Shares involuntarily in exchange for the Offer Price and such shareholders will not have the right the sell their Common Shares at a time and for a price of their choosing. If the Merger does not take place, however, the number of shareholders and the number of Common Shares that are still in the hands of the public may be so small that the Common Shares may not be eligible to trade on the NYSE and the TSX, and there may not be any public trading market for the Common Shares.”
Item 8. Fairness of the Transaction.
     The following sentence is inserted at the end of the first bullet point under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 16 of the Offer to Purchase:
“Parent and Purchaser do not believe that the post-announcement trading price of the Common Shares is indicative of the fair value of the Common Shares, and thus did not consider it when making an assessment as to the fairness of the Offer and the Merger.”
     The second bullet point under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 16 of the Offer to Purchase is amended and restated as follows:
“The Common Shares were, prior to the announcement of Parent’s intention to launch the Offer, trading at close to all time high closing price of the Common Shares and appreciated by 20% in the twelve months prior to February 3, 2006, by 128% in the three years prior to February 3, 2006 and by 145% in the five years prior to February 3, 2006. This demonstrates that the Offer Price is at a premium to a last prior trading price that already reflected favorable investor sentiment towards the Company’s performance and prospects, and that the Offer will allow long-term shareholders of the Company to realize significant capital gains.”
     The third bullet point under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” beginning on page 16 of the Offer to Purchase is amended and restated as follows:
“Both the Offer Price and the trading price of the Common Shares immediately prior to announcement of the Offer imply a valuation of the Company (as shown by the ratio of firm value to EBITDA) that is materially higher than during most periods over the past five years. The ratio of firm value to 2005 EBITDA is 6.5x when firm value is calculated based on the closing price per Common Share on February 3, 2006 and 7.7x when firm value is calculated using the Offer Price, in comparison with an average ratio of firm value to last twelve months EBITDA of 4.9x over the period between September 1998 and February 2006.”
     The following is inserted under “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” at the beginning of the first full paragraph on page 18 of the Offer to Purchase:
“Parent and Purchaser did not calculate a stand-alone going concern value of the Company, but did consider a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies to similar information for the Company, each of which supported the fairness determination of Parent and Purchaser.”
     The first sentence of the last paragraph under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 18 of the Offer to Purchase is amended and restated as follows:

“The foregoing discussion of the information and factors considered by Parent and Purchaser is believed to include the material factors considered by Parent and Purchaser.”
     The following is inserted after the last paragraph under “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 18 of the Offer to Purchase:
“Purchaser was formed solely for the purpose of engaging in the Offer and the Merger and, as such, did not perform a fairness determination separate from that performed by Parent. In making a determination as to fairness, Purchaser relied entirely on the determination made by Parent.”
     The first sentence of the last paragraph under “SPECIAL FACTORS— Section 5. Certain Projected Company Financial Information” is amended to read as follows:
“The financial objectives, budget information, 2006 “outlook” and monthly financial data prepared by the Company, as well as the projections prepared by Parent, were prepared for internal use and not with a view to publication.”
     The following paragraph is inserted before the final paragraph under “SPECIAL FACTORS— Section 5. Certain Projected Company Financial Information,” on page 27 of the Offer to Purchase:
“Based on monthly preliminary information available from the Company, Parent believes that, calculated on an International Financial Reporting Standards basis, sales of the Company for the periods January — February 2006 and January — February 2005 were approximately $478 million and $344 million, respectively, and current operating losses for both periods were approximately ($69) million and ($86) million respectively.”
Item 9. Reports, Opinion, Appraisals and Negotiations.

     The first sentence of the second paragraph under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors” on page 18 of the Offer to Purchase is deleted and replaced by the following:
“In their capacity as Parent’s financial advisors, JPMorgan and BNP Paribas assisted Parent in reaching its determination of the Offer Price by presenting the financial analyses described below and by answering questions raised by Parent with respect to such analyses. While JPMorgan and BNP Paribas were not asked to, nor did they, opine as to the fairness of the transaction to the unaffiliated shareholders of the Company, the financial analyses described below were provided to Parent with the understanding that Parent would use such analyses as part of its process of making its determination as to the fairness of the Offer and the Merger.”
     The third sentence of the third paragraph under “SPECIAL FACTORS— Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors” on page 18 of the Offer to Purchase is amended and restated as follows:
“The full text of the presentation materials summarized below is set forth in Exhibit (c) to the Schedule TO filed with the SEC on February 21, 2006 in connection with the Offer.”
     The last paragraph under “SPECIAL FACTORS—Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors” on page 24 of the Offer to Purchase is amended and restated as follows:
“Pursuant to their engagement letters with Parent, JPMorgan and BNP Paribas are entitled to receive combined fees equal to $12,840,000 (€10,700,000 at €1 = $1.2) in connection with their service to Parent as financial advisors and Dealer Managers. Parent has also agreed to reimburse JPMorgan and BNP Paribas for reasonable expenses incurred by JPMorgan and BNP Paribas in performing their services and to indemnify JPMorgan and BNP Paribas and related persons and entities against liabilities relating to or arising out of their engagement, including liabilities under the U.S. federal securities laws. The aggregate fees paid or payable to JPMorgan and its affiliates for investing banking services it rendered to Parent and its affiliates since January 2004, including pursuant to providing financing for the Offer, were approximately $2.7 million. The aggregate fees paid or payable to BNP Paribas and its affiliates for investment banking and other financial services it rendered to Parent and its affiliates since January 2004, including pursuant to providing financing for the Offer, were approximately $13.4 million.”

Item 10. Source and Amount of Funds or Other Consideration.
     Item 10 is amended and supplemented by changing the referenced heading in (c) to “THE OFFER—Section 9. Source and Amount of Funds.”
     The fourth sentence of the second paragraph under “THE OFFER— Section 9. Source and Amount of Funds” on page 46 of the Offer to Purchase is amended and restated as follows:
“The ability of Parent to borrow under each of these facilities is subject to the absence of an event of default and the continued accuracy of certain representations.”
     The following paragraph is inserted after the second paragraph under “THE OFFER— Section 9. Source and Amount of Funds” on page 46 of the Offer to Purchase:
“Parent is in compliance with all covenants contained in these facilities. These covenants require Parent to deliver financial and other information to its lenders, obtain any authorizations required for it to comply with its obligations under the facilities, comply with applicable laws and rules, including applicable environmental laws and rules and laws and rules applicable to the Offer, maintain insurance and ensure that its obligations under the credit facilities are pari passu with claims of other unsecured and unsubordinated creditors, and impose certain limitations on Parent’s ability to incur liens, dispose of all or substantially all of its assets, merge or make substantial changes to the nature of its business. The $2,800,000 facilities also provide that Parent will not increase the Offer price of $75 per share without the consent of J.P. Morgan plc and BNP Paribas.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.
By:	/s/ Michel Bisiaux
Michel Bisiaux
Corporate Secretary

EFALAR INC.

By:	/s/ Michel Bisiaux
Michel Bisiaux
Secretary

Dated: March 16, 2006